Exhibit 10.68
December 12, 2014

Mr. David H. Li
c/o Cabot Microelectronics Corporation
870 North Commons Drive
 Aurora, IL  60504

Re:Service as President and Chief Executive Officer

Dear David:
This letter sets forth the terms of your continuing employment with Cabot Microelectronics Corporation ("CMC") in connection with your promotion to the positions of President and Chief Executive Officer of CMC effective on January 1, 2015 (the "Effective Date").  Prior to the Effective Date, the terms of your employment will be governed by CMC's standard employment policies and practices and by your letter agreement with CMC, dated as of January 16, 2007 (the "Current Letter"), which will be superseded and replaced by this letter, effective as of the Effective Date.  We are all very excited about the prospects for a great future for CMC under your leadership.
1.
Positions.  On the Effective Date, you will become the President and Chief Executive Officer of CMC, reporting directly to the Board of Directors of CMC (the "Board").  In addition, on the Effective Date, you will be elected as a member of the Board and thereafter will be nominated for election to the Board, with your class to be determined.

2.
Annual Salary.  Your annual base salary will be $550,000 (such base salary, as it may be adjusted from time to time, your "Base Salary").  CMC will pay your Base Salary in accordance with its normal payroll practices and procedures as in effect from time to time.  Following the close of each fiscal year, beginning with the fiscal year 2015, the Compensation Committee of the Board (the "Compensation Committee") will meet to consider an increase in your annual base salary in accordance with its normal practices.

3.
Incentive Compensation.  With respect to each completed fiscal year of CMC ending during your employment, you will be eligible for an annual cash incentive award, as determined by the Compensation Committee in its sole discretion, based upon CMC's achievement of performance goals established by the Compensation Committee in respect of each fiscal year and otherwise in accordance with CMC's Annual Incentive Program (the "AIP") and CMC's customary procedures.  Your target annual incentive opportunity under the AIP will be 100% of your Base Salary (or such other amount as shall be established by the Compensation Committee from time to time).  Your annual cash incentive under the AIP will be paid at the same time as annual cash incentives are generally paid to other employees of CMC, but in no event, later than December 15 of the year following the year such amount is earned.  In addition, you will be eligible to be granted long-term incentive awards as determined by the Compensation Committee in its sole discretion.

4.
Promotion Equity Award.  Effective on January 2, 2015 (the "Award Date"), CMC will award you a non-qualified option to purchase 38,500 shares of CMC's common stock (the "Option") and 14,700 restricted shares of CMC common stock (the "Restricted Shares") under and in accordance with the terms of the CMC 2012 Omnibus Incentive Plan (the "2012 Plan").  The grant date of the Option will be the Award Date, and the exercise price of the Option will be the closing price of CMC's common stock on the Award Date.  The Option and Restricted Shares will each vest 25% on the first anniversary of the Award Date and 25% on each subsequent anniversary of the Effective Date, so that they are fully vested on the fourth anniversary of the Award Date, as long as you remain in continuous service with CMC on each such anniversary, except as may be otherwise provided under the 2012 Plan or applicable award agreement, including, upon a Change in Control of CMC, or as provided in Section 5 of this letter.  The Option will expire ten (10) years from the Award Date, unless sooner exercised or terminated, pursuant to the 2012 Plan and the applicable award agreement.  Upon a termination of your employment, the unvested portion of the Option and Restricted Shares will be immediately forfeited (except as otherwise provided in the applicable award agreement or Section 5 of this letter), and any vested portion of the Option will be exercisable in accordance with the terms of the award agreement.

5.
Severance.  If, other than in connection with a Change in Control of CMC (as defined in your Amended and Restated Change in Control Severance Protection Agreement with CMC, dated as of September 23, 2008, as it may be amended from time to time (the "CIC Agreement")), CMC terminates your employment without Cause (as defined in the 2012 Plan) or you terminate employment because CMC materially breaches the terms of this letter (subject to the notice and cure provisions set forth below), CMC will continue your Base Salary for twelve (12) months in accordance with its normal payroll practices and procedures as in effect from time to time, subject to the effectiveness of a release of claims signed by you in favor of CMC and delivered to CMC within 21 days following your date of termination (the "Release"); provided that, notwithstanding the foregoing, if on your date of termination, your Base Salary is greater than the maximum amount of severance that is payable as "separation pay" under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), the amount in excess of such separation pay limit that otherwise is not payable within the short-term deferral period (i.e., within 75 days of your date of termination) will be paid in a lump sum within 30 days of your date of termination.  In addition, subject to the effectiveness of the Release as described above, any outstanding and unvested stock options and restricted shares, including the Option and the Restricted Shares, will vest immediately as of the effective date of the Release to the extent that such awards would have otherwise vested in accordance with their terms during the twelve (12)-month period following the date of termination, had your employment with CMC not been terminated.   Further, to the extent the lease for your housing in Shanghai is held by CMC, CMC agrees not to terminate such lease prior to 60 days following your date of termination (or such earlier date as you shall notify CMC that you no longer need access to such housing).  In order to invoke a termination due to CMC's material breach of this letter, (i) you must provide written notice to CMC of the basis for such claim within 30 days following the occurrence of such condition or event, (ii) CMC will have 30 days following receipt of such written notice (the "Cure Period") during which it may remedy the condition or event, and (iii) if CMC fails to remedy the condition or event giving rise to such breach during the Cure Period, you must terminate employment, if at all, within 30 days following the Cure Period.  While employed, the CIC Agreement will continue in full force and effect, although following the Effective Date, the multiple for purposes of Section 4.2(c) thereof will be three (3) and the benefits continuation period for purposes of Section 4.2(d) thereof will be 36 months.

6.
Benefits.  You will continue to be entitled to participate in all employee benefit plans, programs and arrangements applicable to employees and executive officers of CMC, as in effect from time to time, including, without limitation, paid time off, medical, dental, short-term and long-term disability, life, and 401(k) plan, according to the terms of such plans and on terms no less favorable than those available to other employees and executive officers of CMC.  From and after the Effective Date, your Current Letter will terminate and the foreign service benefits thereunder will cease, although, due to the significant time you are required to spend in China, you will continue to be provided with the following benefits:  (i) continued provision of a car and driver in China, on the same basis as applied prior to the Effective Date; (ii) a housing allowance of up to $100,000 per year to be used for housing expenses (whether paid by CMC or by you) in Shanghai, China and Aurora, Illinois; and (iii) a tax equalization benefit to reimburse you solely for the difference of any "excess U.S. and China tax" assessed on your income paid by CMC or its affiliates, over and above your "stay-at-home" tax responsibility, on the same basis as applied prior to the Effective Date pursuant to the Current Letter, including but not limited to those matters set forth in (i) and (ii) (for purposes of clarity, with respect to the housing in Shanghai, China) of this Section 6, as applicable.  CMC will also reimburse you for normal business, travel and entertainment expenses, in accordance with its written policies.  You will be authorized to fly first class at your discretion.

7.
Insurance and Indemnification.  As applied prior to the Effective Date, CMC will maintain you as an insured party on all directors' and officers' insurance maintained by CMC for the benefit of its directors and officers on at least the same basis as all other covered individuals and provide you with at least the same corporate indemnification as its other executive officers and directors.

8.	Legal Fees. CMC will pay for all reasonable attorneys' fees, costs and expenses incurred by you in connection with the negotiation, execution and delivery of this letter, up to $10,000.
9.
Section 409A of the Code.  This letter is intended to comply with Section 409A of the Code and the interpretive guidance thereunder, including the exceptions for separation pay arrangements, short-term deferrals, reimbursements and in-kind distributions, and shall be administered accordingly.  This letter shall be construed and interpreted in accordance with such intent.  For purposes of clarity, the severance payments provided under Section 5 hereof are intended to satisfy the separation pay arrangement and short-term deferral exceptions under Section 409A of the Code, and, to the extent such exceptions are satisfied, no six-month delay (as set forth below) shall be required.  However, notwithstanding any provision herein or in the CIC Agreement to the contrary, if you would be entitled to a payment under this letter or the CIC Agreement on account of your separation from service that is not excluded from Section 409A of the Code under the exceptions for separation pay arrangements, short-term deferrals, reimbursements, in-kind distributions, or an otherwise applicable exemption, if you are a "specified employee" within the meaning of Section 409A of the Code (determined as of your date of termination), any payment(s) that constitute nonqualified deferred compensation within the meaning of Section 409A of the Code will be accumulated and paid to you on the first day of the seventh month following your separation from service, or, if earlier, on the date of your death, to your estate.  The right to the series of installment payments hereunder is to be treated as a right to a series of separate payments in accordance with Treas. Reg. § 1.409A-2(b)(2)(iii).  In no event may you, directly or indirectly, designate the calendar year of payment of any amounts payable under this letter.

10.
Entire Agreement.  This letter contains the entire agreement between you and CMC with respect to the subject matter hereof, and supersedes any and all prior understandings or agreements, whether written or oral, except that, following the Effective Date, (i) the tax equalization policy provision under your Current Letter which will continue to apply as provided in Section 6 of this letter as if set forth herein, and (ii) your CIC Agreement (consistent with Section 5), which will supersede and replace this letter in the event of a Change in Control, and your CMC Intellectual Property and Non-Competition Agreement dated May 12, 2000, will both remain in full force and effect.  In addition, you will continue to be subject to all CMC policies, procedures and practices applicable to employees and compensation, including without limitation, its Code of Business Conduct.

11.
Mediation.  You and CMC agree to initially attempt to resolve any dispute, claim or controversy based on, arising out of, or relating to this letter, or breach thereof, through non-binding mediation.  CMC shall select the mediator and pay the direct costs related to such mediation (for purposes of clarity, not to include your attorneys' fees).

12.
Successors and Assigns.  This letter shall inure to the benefit of and be binding upon you and your legal representatives and estate and CMC and it successors and assigns whether by operation of law or otherwise.  Any such successor of CMC shall be deemed to have assumed this letter and to have become obligated hereunder to the same extent as CMC, and your obligations hereunder shall continue in favor of such successor.  In the event you are owed amounts pursuant to this letter at the time of your death, then CMC will pay those amounts to your beneficiaries or, if none, to your estate.

13.
Miscellaneous.  Subject to Section 5 above, your employment will be on an "at will" basis, which means you will be free to resign at any time, for any reason or for no reason, as you deem appropriate.  Similarly, CMC will have a similar right to terminate your employment at any time, with or without cause.

David, if this letter reflects your understanding of the terms of your service as President and Chief Executive Officer of CMC, please indicate your acceptance by signing below and returning one copy to me.
Cordially yours,

/s/ H. Laurance Fuller
H. Laurance Fuller
Chairman of the Compensation CommitteeBoard of Directors
Accepted and Agreed this __ day
of December 2014.

/s/ David H. Li

David H. Li